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                           August 12, 2020

       Robert J. Gould, Ph.D.
       President and Chief Executive Officer
       Fulcrum Therapeutics, Inc.
       26 Landsdowne Street
       Cambridge, Massachusetts 02139

                                                        Re: Fulcrum
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2020
                                                            File No. 333-244136

       Dear Dr. Gould:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at (202) 551-6761 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Lia Der Marderosian,
Esq.